Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 17, 2006

Mittal Steel EGM 30th June and Roeland Baan Interview

Speaker	Time Code	Transcription
Voice-over	10:00:05	On the 30th of June, Mittal Steel company held an extraordinary general meeting with shareholders in Rotterdam.
Voice-over	10:00:12	Following the meeting, Roeland Baan answered questions from the international press about the Arcelor Mittal merger.
Interviewer	10:00:19	You mentioned during the talk that a lot of the misapprehension was resolved when you actually met face to face.
Roeland Baan	10:00:25	The view that Arcelor had about Mittal Steel was based on what we might have been a number of years ago.
Roeland Baan	10:00:33	As we have moved so fast, they were not really aware that we had moved so far as well.
Roeland Baan	10:00:39

We have the same vision for the future, we have the same ideas about where we want to be in the future, in terms of portfolio, in terms of developed versus developing markets, in terms of service levels, quality, upgrading, higher valued product.

Roeland Baan	10:01:00	We are producing as much quality steel as they are.
Roeland Baan	10:01:05	Another one is on capital expenditure, where they thought that we were, relatively to Arcelor, under spending.
Roeland Baan	10:01:11

It was very easy for us to show that we are basically spending the same in quality, the same amount as they are, but that as we have more investments in, for instance, lower cost areas than Western Europe, we have our own workshops, but basically, we do the same investments at more capital efficiency.

Roeland Baan	10:01:32	So these are things that you have to explain, you have to go through.
Roeland Baan	10:01:34	We have always said that once we sit together with them we will get that understanding and we will get the friendly merger that we have always wanted.
Roeland Baan	10:01:41

I think the important thing is that we have been able to get into the dialogue and that we have then shown how much superior our offer is to the Severstal offer as has been proven by the vote today where the Severstal offer was rejected with a 58%, of all the capital, against, so I think that's good enough for me.

Interviewer	10:02:01	Okay, thanks so much for your time.
Roeland Baan	10:02:03	You're welcome.